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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax alan.denenberg@davispolk.com
October 15, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Angelini
Mr. Perry Hindin
Ms. Effie Simpson
Mr. Martin James

Re:	Credo Technology Group Holding Ltd Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001807794) Submitted September 13, 2021
Ladies and Gentlemen:
On behalf of our client, Credo Technology Group Holding Ltd (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 8, 2021 (the “Comment Letter”) relating to Amendment No. 1 to the draft registration statement on Form S-1 of the Company, confidentially submitted on September 13, 2021 (the “Draft Registration Statement”). The Company is concurrently submitting a revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comment and to provide further updates to the disclosure. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement.
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We are responding to the comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics the comments numbered 1 through 6, as set forth in the Comment Letter, together with the Company’s responses. Page references in the Company’s response are to the Revised Draft Registration Statement.
Prospectus Summary
Risk Factors, page 5

1.    We note your responses and reissue comments 4 and 7 in part. In your summary risk factors, please describe the risk that the Chinese government may intervene or influence your operations at any time, or may exert more oversight and control over offerings conducted overseas, which could result in a material change in your operations and/or the value of your ordinary shares, with cross-references to the more detailed discussion of these risks in the prospectus. In your risk factors, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 39-40 of the Revised Draft Registration Statement.
2.    We note your response and reissue comment 5 in part. Disclose each permission that you are required to obtain from Chinese authorities to issue these securities to foreign investors; if none, please affirmatively so state and describe any associated risks to investors. Please revise your disclosure relating to permissions to operate business in China on page 97 to also refer to your subsidiaries in Hong Kong.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Revised Draft Registration Statement.
Holding Company Structure and PRC Operations, page 6
3.     We note that your definition of "China" and "PRC" excludes Hong Kong, Macau, and Taiwan. Please revise your disclosure throughout the prospectus to include references to Hong Kong as appropriate, for example in statements such as the following: "We have not relied on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, as we have generated a limited amount of revenue in China to date."
Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Revised Draft Registration Statement to reference Hong Kong as appropriate.
4.     We note your disclosure that more than 75% of your assets were held by entities located in the United States and Cayman Islands, and less than 25% of your assets were held by entities located in Hong Kong and China. By contrast, Note 13 of your financial statements indicates that nearly 60% of your long-lived assets are located in Taiwan. Please revise your disclosure to clarify how your assets located in Taiwan are reflected.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement. The Company supplementally advises the Staff that the majority of the Company’s long-lived assets physically located in Taiwan (which are primarily mask sets used in production) are legally owned by the Company’s Cayman Islands subsidiary.
5.     We note your response to prior comment 6 and reissue it in part. Our comment requests a clear description of how cash is transferred through your organization, while your disclosure appears to solely reference dividends and distributions from your subsidiaries in China. Please supplement your disclosure to reflect any other cash transfers, with these or other subsidiaries, or alternatively confirm that no such transfers exist. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7-8 and 44-45 of the Revised Draft Registration Statement.
General
6.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
Response: In response to the Staff’s comment, the Company will supplementally provide, under separate cover, all of the written materials that have been presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company’s presentation. To the extent any additional written communications made in reliance of Section 5(d) of the Securities Act are made in the future, the Company will provide the Staff with any such written communications or reports.
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We hope the foregoing answer is responsive to your comments. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg
Via EDGAR and courier

cc:	William Brennan (Credo Technology Group Holding Ltd)
Daniel Fleming (Credo Technology Group Holding Ltd)
Adam Thorngate-Gottlund (Credo Technology Group Holding Ltd)
John L. Savva (Sullivan & Cromwell LLP)
Jason Bassetti (Davis Polk & Wardwell)
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